



SHUMAKER
Shumaker, Loop & Kendrick, LLP

1000 Jackson Street
Toledo, Ohio 43604-5573
419.241.9000
419.241.6894 fax
www.slk-law.com

DAVID J. MACK
419.321.1396
dmack@slk-law.com

Received SEC
JAN 12 2010
Washington, DC 20549

RECEIVED
JAN 12 2010
DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

JAN
Washington, DC 20549

January 11, 2010

VIA OVERNIGHT DELIVERY

Janice McGuirk, Examiner
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, North East
Washington, DC 20549

Re: Offering Statement on Form 1-A (Offering Statement) for Huron Community Financial Services, Inc., East Tawas, Michigan (the Company) – Amendment No. 2
Our File No. 122051

Dear Ms. McGuirk:

On behalf of Huron Community Financial Services, Inc. and in response to your comment letter dated December 4, 2009, this correspondence is being provided in connection with the filing of Amendment Number 2 to the above-referenced Offering Statement on Form 1-A. Eight copies of the Offering Statement, including one originally executed draft, are also provided herewith. The following responses are numbered in accordance with the December 4, 2009 comment letter.

1. The last two sentences from of the first paragraph of the section captioned "Risk Factors" have been deleted in accordance with your comment.

2. The following language has been added to the section of each Offering Circular captioned "Summary Financial Information," immediately following the financial ratios table:

   "The Return on Average Assets was computed by dividing net Income for the period by the average of the beginning of the period and end of the period total assets. The September 30, 2009 computation is annualized. The Return on Average Equity was computed by dividing net Income for the period by the average of the beginning of the period and end of the period total equity. The September 30, 2009 computation is annualized."

3. The following language has been added to the section of each Offering Circular captioned "Description of Capital Stock." The Company and its auditor determined not to revise the notes to the audited financial statements provided with each of the Offering Circulars.

    "When the Company has repurchased shares in accordance with this authority, its general practice has been to immediately retire the shares upon repurchase in lieu of holding them as treasury shares. From an accounting perspective, the retirement of the shares generally involves a reduction to common stock for the amount of the aggregate par value of the repurchased shares and a concomitant reduction to retained earnings for the difference between the total purchase amount and the aggregate par value."

4. The following language has been deleted from the cover page of the DRIP Offering Circular in accordance with your comment.

    ", but it generally must be finalized within two years of the effective date of the Company's offering statement filed with the Securities and Exchange Commission"

5. In general, Rule 502(a) indicates that offers and sales by an issuer of securities within six months after completing a Regulation D offering can potentially create an integration problem under Regulation D. However, Rule 251(c)(1) provides that *all offers and sales* made in reliance on Regulation A will not be integrated with any prior offers or sales of securities. Consequently, an effective offering statement on Form 1-A creates a cut-off which insulates subsequent offers and sales made in accordance with Regulation A from integration with prior offer or sales of securities, including those made under Regulation D.

    However, that's not to say that prior sales have no impact on an offering under Regulation A. Rule 251(b) provides that the aggregate permissible sum of all cash and other consideration to be received under a Regulation A offering must be reduced by the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities in reliance upon Regulation A. Consequently, while integration will not operate to queer either of the Company's Regulation A or Regulation D offerings, the Regulation A offering must be reduced by the amount of all securities sold within 12 months prior to the beginning of the Regulation A offering, including those sales made in reliance on Regulation D.

6. The following sentence has been added to the cover page of the General Offering Circular, as well as under the section of that Offering Circular captioned "The Offering:"

"In addition, this Offering will terminate on December •, 2011, which date is two years from the effective date of the Company's offering statement filed with the Securities and Exchange Commission."

7.   The following language excerpts are already included in the DRIP Offering Circular under the section of that Offering Circular captioned "The Offering:"

"SEC Regulation A requires an offering circular to be revised during the course of an offering when the information it contains has become outdated, material developments have occurred, or there has been a fundamental change in the information initially presented.   With respect to offering circulars used in connection with continuous offerings, including offerings in connection with dividend reinvestment plans, such offering circulars shall be annually updated to include updated financial statements. Every revised or updated offering circular shall be filed with the SEC as an amendment to the offering statement and requalified in accordance with SEC Regulation A."

. . .

"   9.   *How is the purchase price generally established from time to time under the Plan?*

The price of Common Stock purchased from time to time from the Company with participants' cash dividends will be determined by the Board of Directors in its absolute discretion, and the offering price set by the Board of Directors may have no direct relationship to earnings or fair market value, or any established "market price" for, or actual trades involving, the Company's Common Stock.   Solely as one factor in helping to periodically set the purchase price, the Board may, in its absolute discretion, utilize any valuation report of the Company's Common Stock otherwise prepared and delivered for the benefit of the Company by an independent financial advisor experienced in the financial analysis and valuation of financial institutions.   Any use of valuation report in this manner is within the discretion of the Board of Directors, which is free to use, or discontinue the use of, such valuation reports in this manner as it sees fit.

Any change in the offering price will be communicated to investors as part of a post-qualification amendment to the Company's offering statement.   If necessary, the Company may postpone the declaration and payment of any dividend with respect to a particular period until the post-qualification amendment implementing the new offering price has been filed with the SEC and qualified in accordance with its requirements.   On rare occasions, the Company may suspend dividend reinvestments under the Plan while an amendment is pending, and participants will receive cash dividends with respect to any such dividend period.   Insofar as practicable, it is the intention of the Company to schedule any amendments to the offering statement to occur immediately subsequent to a dividend payment date in order to minimize any interruptions in the operation of the Plan."

8.   The cash flow statement is now provided under the section of each Offering Circular captioned "Summary Financial Information."

9.   A revised opinion is hereby filed as part of Exhibit 10.2 to the Company's Offering Statement.

If you have any additional questions regarding this filing, or if you need any additional information, please contact me directly.

Best Regards,



David J. Mack

DJM:plm
Enclosures